For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Kay
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-9-775-5118	Email: tfromer@kcsa.com / ekay@kcsa.com
Email: JulieS@powerdsine.com

FOR IMMEDIATE RELEASE

PowerDsine Reports Second Quarter 2006 Financial Results
- - - -
Company Forecasts 3rd Quarter Return to Profitability

Hod Hasharon, Israel, July 25, 2006 - PowerDsine™ Ltd. (NASDAQ: PDSN), announced today financial results for the second quarter ended June 30.

For the second quarter of 2006, sales were $8.3 million, compared to sales of $10.5 million for the second quarter of 2005 and $7.4 million for the first quarter of 2006.

The Company reported a net loss for the second quarter of 2006 of $(1.6) million, or $(0.08) per share, compared to a net profit of $757,000, or $0.04 per diluted share, for the second quarter of 2005 and a net loss of $(4.3) million, or $(0.22) per share, for the first quarter of 2006.

Non-GAAP net loss, excluding non-cash stock-based compensation expenses totaling $1.3 million, was $(301,000), or $(0.01) per share, compared to non-GAAP net income for the second quarter of 2005 of $1.3 million or $0.06 per share, and non-GAAP net loss for the first quarter of 2006 of $(2.0) million, or $(0.09) per share. Stock-based compensation expense for the first quarter of 2006 and second quarter of 2005 was $813,000 and $538,000, respectively. Non-GAAP net loss for the first quarter of 2006 does not include restructuing expenses of approximately $1.5 million recognized during the quarter.

Operating expenses for the second quarter were $6.5 million, compared to $7.2 million in the first quarter of 2006. The reduction in operating expenses reflects the initial cost savings realized as a result of the cost cutting measures undertaken in the first quarter.

As of June 30, 2006, cash, cash equivalents, short term and long-term investments totaled $73.6 million. The weighted average shares outstanding for the second quarter of 2006 were 19.93 million.

Commenting on the results, Igal Rotem, Chief Executive Officer of PowerDsine, said, “We are very pleased with our results for the second quarter, which reflect growth in our embedded business, stability in our midspan business and the initial benefits of our restructuring. With a streamlined infrastructure and rationalized cost structure now in place, we are well positioned to capitalize fully on the opportunities that exist in the market. Additionally, we have the available resources to leverage our Silicon and Power Management expertise to develop a new innovative product line.”

“We are witnessing a ramp-up of PoE-enabled switches based on our technology entering mass production as well as strong growth in the number of PoE enabled end-devices. The combination of these factors is driving the maturity of Power over Ethernet technology. We believe that the maturity of the PoE market will further assist PowerDsine to maintain its position as one of the leaders of the PoE industry.”

Third Quarter 2006 Outlook and Guidance

The Company has experienced quarter-over-quarter growth of its midspan and integrated business. Based on the continued adoption of integrated PoE solutions by major switch vendors and stability of its midspan business unit, PowerDsine is projecting third quarter sequential revenue growth of 13%-15% and Non-GAAP earnings per share between $0.02 and $0.03.

Earnings Conference call

The Company will host a conference call to discuss its financial results and other second quarter business developments at 8:00 a.m. EDT on Tuesday, July 25th, 2006. The call will be available live on the Internet at www.kcsa.com or www.powerdsine.com. Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from 10:00 a.m. EDT, July 25th, 2006 until July 31, 2006 at 11:59 p.m. EDT. To listen to the replay, please call 1-877-519-4471 in the U.S. or 1-973-341-3080 internationally. To access the replay, users will need to enter the following code: 7570422.

 About PowerDsine

PowerDsine Ltd. (NASDAQ:PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power over Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with their products. PowerDsine is a founding, contributing and active member of the IEEE 802.3af and 802.3at Task Forces. For more information, please visit http://www.powerdsine.com.

PowerDsine is a registered trademark of PowerDsine Ltd.

About Power-over-Ethernet Technology

PoE is a technology for wired Ethernet, the most widely installed local area network technology in use today. PoE allows the electrical power necessary for the operation of each device, to be carried by data cables rather than by separate power cords. It minimizes the number of wires that must be used in order to install the network, resulting in lower cost, less downtime, easier maintenance and greater installation flexibility.

Forward Looking Statements
Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

You may register to receive PowerDsine’s future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the “Digital Investor Kit™” icon at www.kcsa.com.

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2006
(U.S. dollars in thousands)

	June 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,934	$14,366
Short-term marketable debt securities	26,715	26,511
Accounts receivable	9,740	10,257
Inventories	1,299	1,616
Total current assets	45,688	52,750

PROPERTY AND EQUIPMENT - net	1,799	1,864

INVESTMENTS AND OTHER LONG-TERM ASSETS
Long-term marketable debt securities	38,938	35,653
Other Long term Assets	2,067	2,009
Total long term assets	41,005	37,662
Total assets	$88,492	$92,276
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	8,425	9,686

ACCRUED SEVERANCE PAY	2,491	2,250

Total liabilities	10,916	11,936
SHAREHOLDERS’ EQUITY	77,576	80,340
Total liabilities and shareholders' equity	$88,492	$92,276

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2006
(U.S. dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited

SALES- NET	$8,272	$10,455	$15,675	$20,525
COST OF SALES*	4,097	4,865	7,835	9,609
GROSS PROFIT	4,175	5,590	7,840	10,916

RESEARCH AND DEVELOPMENT EXPENSES*	2,238	1,791	4,800	3,634
SELLING AND MARKETING EXPENSES *	2,853	2,402	6,026	4,421
GENERAL AND ADMINISTRATIVE EXPENSES*	1,386	1,164	2,847	2,367
OTHER INCOME	(141)	--	(141)	--
RESTRUCTURING EXPENSES	--	--	1,545	--
INCOME (LOSS) FROM OPERATIONS	(2,161)	233	(7,237)	494
FINANCIAL INCOME - net	607	560	1,286	1,125
INCOME (LOSS) FOR THE PERIOD
BEFORE TAXES ON INCOME	(1,554)	793	(5,951)	1,619
TAXES ON INCOME	(1)	(36)	(15)	(70)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	-	--	77	--
NET INCOME (LOSS) FOR THE PERIOD	$(1,555)	$757	$(5,889)	$1,549
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	$(0.08)	$0.04	$(0.30)	$0.08
Diluted	$(0.08)	$0.04	$(0.30)	$0.07
WEIGHTED AVERAGE SHARES USED IN COMPUTING
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	19,929,856	19,458,989	19,886,910	19,422,987
Diluted	19,929,856	20,635,950	19,886,910	20,697,111

* On March 29, 2005, the SEC published Staff Accounting Bulletin (SAB) No. 107, which provides the Staff’s views on a variety of matters relating to stock-based payments. SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation. We have reclassified stock-based compensation from prior periods to correspond to current period presentation within the same operating expense line items as cash compensation paid to employees.

POWERDSINE LTD.
(An Israeli Corporation)
Reconciliation of GAAP to Non-GAAP Financial Measures
(U.S. dollars in thousands, except per share data)

STOCK - BASED COMPENSATION EXPENSES INCLUDED IN:	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	Unaudited	Unaudited	Unaudited	Unaudited

COST OF SALES	$121	$35	$205	$69
RESEARCH AND DEVELOPMENT EXPENSES	348	164	561	326
SELLING AND MARKETING EXPENSES	303	74	473	83
GENERAL AND ADMINISTRATIVE EXPENSES	482	265	905	519
TOTAL STOCK - BASED COMPENSATION EXPENSES	$1,254	$538	$2,144	$997

To supplement our consolidated financial statements presented in accordance with GAAP, we have shown below a pro forma, non-GAAP, measure of net income (loss), which is adjusted from our GAAP results to exclude stock-based compensation and one time restructuring costs. We have provided this non-GAAP measure to enhance the user’s overall understanding of our historical financial performance and to make period to period comparisons more meaningful. Specifically, we believe this non-GAAP measure of net income (loss) provides useful information to both management and investors by excluding stock-based compensation expense. Non-GAAP net income consists of net income excluding stock based compensation expenses. As noted above, we believe that non-GAAP net income is a useful supplement to net profit and other income statement data. Non-GAAP net income should not be considered in isolation by investors as an alternative to net income.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

GAAP net profit (loss) - for the period	$(1,555)	$757	$(5,889)	$1,549
Stock-based compensation expense	1,254	538	2,144	997
Cumulative effect of change in accounting principle	--	--	(77)	--
One-time restructuring expenses	--	--	1,545	--
Pro-forma (non-GAAP) net income- for the period	$(301)	$1,295	$(2,277)	$2,546
PRO-FORMA NET INCOME PER ORDINARY SHARE:	$(0.01)	$0.06	$(0.11)	$0.12

WEIGHTED AVERAGE SHARES USED IN COMPUTING PRO FORMA NET INCOME PER ORDINARY SHARE (IN MILLIONS):	21.4	21.4	21.4	21.4